UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

AMAG Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

00163U106

(CUSIP Number)

Paul S. Scrivano, Esq.
O’Melveny & Myers LLP
Times Square Tower
7 Times Square
New York, New York 10036
(212) 326-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 7, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box.  [ X ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons

Palo Alto Investors, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization	California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 2,169,439
9. Sole Dispositive Power 0
10. Shared Dispositive Power 2,169,439

11.	Aggregate Amount Beneficially Owned by Each Reporting Person2,169,439

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)

13.	Percent of Class Represented by Amount in Row (11)	10.27%

14.	Type of Reporting Person (See Instructions)	CO, HC

1.	Names of Reporting Persons

Palo Alto Investors, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization	California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 2,169,439
9. Sole Dispositive Power 0
10. Shared Dispositive Power 2,169,439

11.	Aggregate Amount Beneficially Owned by Each Reporting Person2,169,439

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)

13.	Percent of Class Represented by Amount in Row (11)	10.27%

14.	Type of Reporting Person (See Instructions)	IA, OO

1.	Names of Reporting Persons

William Leland Edwards

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization	U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 4,700
8. Shared Voting Power 2,169,439
9. Sole Dispositive Power 4,700
10. Shared Dispositive Power 2,169,439

11.	Aggregate Amount Beneficially Owned by Each Reporting Person2,174,139

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)______

13.	Percent of Class Represented by Amount in Row (11)	10.29%

14.	Type of Reporting Person (See Instructions)	IN, HC

1.	Names of Reporting Persons

Anthony Joonkyoo Yun, MD

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization	U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 2,169,439
9. Sole Dispositive Power 0
10. Shared Dispositive Power 2,169,439

11.	Aggregate Amount Beneficially Owned by Each Reporting Person2,169,439

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)

13.	Percent of Class Represented by Amount in Row (11)	10.27%

14.	Type of Reporting Person (See Instructions)	IN, HC

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on November 22, 2010 (the “Original Statement”) (the Original Statement, together with this Amendment No. 1, are collectively referred to herein as the “Statement”), by William Leland Edwards, Palo Alto Investors, LLC (“PAI LLC”), Palo Alto Investors, Inc. (“PAI Corp”), and Anthony Joonkyoo Yun, MD (collectively, the “Filers”).  Except as set forth in this Amendment No. 1, all information set forth in the Original Statement remains unchanged and capitalized terms used but not defined in this Amendment No. 1 shall have the meanings ascribed to such terms in the Original Statement.

Item 3.                      Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented to add the following at the end thereof:

The source and amount of funds used in purchasing the additional shares of Stock reflected in Amendment No. 1 were as follows:

Purchaser	Source of Funds	Amount
PAI LLC	Funds Under Management	$68,761,209

Item 5.                      Interest in Securities of the Issuer

Item 5(c) is amended and supplemented to add the following at the end thereof:

Person Effecting Transaction	Date	Purchase or Sale	Quantity	Price per Share
PAI LLC	12/1/2010	purchase	27,600	$ 15.66
PAI LLC	12/2/2010	purchase	65,200	$ 15.46
PAI LLC	12/3/2010	purchase	48,300	$ 16.22
PAI LLC	12/6/2010	purchase	39,900	$ 16.07
PAI LLC	12/7/2010	purchase	31,400	$ 15.74

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated:              December 7, 2010

PALO ALTO INVESTORS, INC. By: /s/ Mark Shamia Mark Shamia, Chief Operating Officer	PALO ALTO INVESTORS, LLC By: /s/ Mark Shamia Mark Shamia, Chief Operating Officer
/s/ Anthony Joonkyoo Yun Anthony Joonkyoo Yun, MD	/s/ William Leland Edwards William Leland Edwards